
April 1, 2021

John Hammill
Chief Executive Officer
Capview Residential Income - Fund VII, LP
6119A Greenville Avenue
Suite 434
Dallas, TX 75206

> **Re: Capview Residential Income - Fund VII, LP**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed March 8, 2021**
> **File No. 024-11443**

Dear Mr. Hammill:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A/A filed March 8, 2021

General

1. As your offering is a blind-pool, please provide the disclosure required by Industry Guide 5 or advise. For example, revise your compensation disclosure to comply with Item 4 and provide the disclosure required by Item 8, including prior performance tables. For guidance, refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

2. Please describe the material terms of the limited partnership agreement and the master lease agreement in the filing. For example:

- Describe the restrictions on an investor's ability to transfer units, as you disclose on page 30.
- With respect to the master lease agreement, clarify how you will determine the rent to be paid by the tenant.
- Clarify why you plan to enter into a 15 year master lease agreement when you intend to liquidate within five years.

3. We note that clause 10 of your subscription agreement contains an exclusive forum and a jury trial waiver provision. Please disclose in the filing:

- the jury trial waiver and exclusive forum provisions, including how it will impact your investors;
- enforceability under federal and state law;
- whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;
- to the extent the provisions apply to federal securities law claims, revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company´s compliance with the federal securities laws and the rules and regulations thereunder; and
- whether purchasers of interests in a secondary transaction would be subject to these provisions.

If the provisions do not apply to federal securities law claims, please revise the agreement to make that clear. Additionally, with respect to the exclusive forum provision, please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

4. We note your disclosure that the offering circular will be furnished to prospective investors on your website. Please ensure that the disclosure on your website complies with the conditions in Rule 255 of Regulation A.

Cover Page

5. We note your disclosure that your general partner will be paid a fee of 1%, and that this fee includes payments for marketing and distribution of the units. Please disclose in the filing how the general partner complies with Rule 3a4-1 of the Exchange Act.

6. We note your disclosure that the general partner will accept or reject any subscription received within three months of its receipt. Please provide us your analysis as to whether your offering is a delayed offering. See Rule 251(d)(3)(i)(F) of Regulation A.

Risk Factors, page 4

7.   Please revise your risk factor disclosure and the Summary section to describe the issues investors may face as a result of receiving a Schedule K-1. In particular, we note that Schedules K-1 are usually complex, may involve the engagement by investors of sophisticated tax experts and may lead to a taxable event even if the security is not sold.

Business
RENU Management, LLC, page 24

8.   Please file the RENU Management agreement as an exhibit. See Item 17(6) of Part II of Form 1-A. Also disclose the material terms of this contract, including the payments to be made to RENU.

Compensation of Executive Officers, page 29

9.   Please revise your table to disclose an estimate of the dollar amount of fees to be paid in the first fiscal year, assuming the maximum number of securities being registered are sold in this offering and assuming maximum leverage, to the extent applicable. Include all fees to be paid, as reflected in the Use of Proceeds section. Clarify the services that are being provided for each fee. To the extent these fees are to be paid to third parties, identify the third parties.

Exhibits

10. We note that the consent of your independent registered public accounting firm included as Exhibit 11.1 is undated. Please obtain, and file in an amendment, a dated consent from your independent registered public accounting firm.

11. Please revise your subscription agreement to remove the representation that an investor has "read," "reviewed" or "understands" the contents of the offering statement. For example, clauses 3(c) and (d).

12. Please have counsel provide an updated legal opinion to address all of the securities you are seeking to qualify in this offering.

13. We note that your testing the waters materials include projected property information and a possible return on investment. Please tell us your basis for these estimates. Refer to Part II (b) of Form 1-A. We may have further comment after reviewing your response.

       You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Julie A. Smith, Esq.